                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                      METROMEDIA INTERNATIONAL GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   591695-10-1
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                David G. Johnson
                              P&F Acquisition Corp.
                              2500 Broadway Street
                         Santa Monica, California 90404
                                 (310) 449-3000
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 27, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 18 Pages)

                                      13D


CUSIP NO. 591695-10-1                                         PAGE 2 OF 18 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      P&F Acquisition Corp.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                           -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          16,473,629(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,473,629 (1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.9% (based on 66,157,971 shares of Common Stock outstanding
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------


 (1) No shares of Metromedia International Group, Inc. have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person or entity may be deemed to have beneficial ownership of the shares reported herein pursuant to a stockholders agreement (as described in the Introduction on pages 9 and 10 and Items 3 and 4 on page 13 of this Schedule 13D), entered into in connection with the proposed acquisition of all of the outstanding shares of Orion Pictures Corporation, a wholly owned subsidiary of Metromedia International Group, Inc. Any such beneficial ownership is expressly denied by the reporting person or entity.

                                      13D


CUSIP NO. 591695-10-1                                         PAGE 3 OF 18 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Tracinda Corporation
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          16,473,629(1)(2)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,473,629(1)(2)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.9% (based on 66,157,971 shares of Common Stock outstanding

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------


 (1) No shares of Metromedia International Group, Inc. have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person or entity may be deemed to have beneficial ownership of the shares reported herein pursuant to a stockholders agreement (as described in the Introduction on pages 9 and 10 and Items 3 and 4 on page 13 of this Schedule 13D), entered into in connection with the proposed acquisition of all of the outstanding shares of Orion Pictures Corporation, a wholly owned subsidiary of Metromedia International Group, Inc. Any such beneficial ownership is expressly denied by the reporting person or entity.

 (2)     Solely in its capacity as stockholder of P&F Acquisition Corp.

                                      13D


CUSIP NO. 591695-10-1                                         PAGE 4 OF 18 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Kirk Kerkorian
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          16,473,629(1)(2)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,473,629(1)(2)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.9% (based on 66,157,971 shares of Common Stock outstanding
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

 (1) No shares of Metromedia International Group, Inc. have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person or entity may be deemed to have beneficial ownership of the shares reported herein pursuant to a stockholders agreement (as described in the Introduction on pages 9 and 10 and Items 3 and 4 on page 13 of this Schedule 13D), entered into in connection with the proposed acquisition of all of the outstanding shares of Orion Pictures Corporation, a wholly owned subsidiary of Metromedia International Group, Inc. Any such beneficial ownership is expressly denied by the reporting person or entity.

 (2)     Solely in his capacity as sole stockholder of Tracinda Corporation

                                      13D


CUSIP NO. 591695-10-1                                         PAGE 5 OF 18 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Miltonstar Pty. Limited
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New South Wales, Australia
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          16,473,629(1)(2)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,473,629(1)(2)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.9% (based on 66,157,971 shares of Common Stock outstanding
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------


 (1) No shares of Metromedia International Group, Inc. have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person or entity may be deemed to have beneficial ownership of the shares reported herein pursuant to a stockholders agreement (as described in the Introduction on pages 9 and 10 and Items 3 and 4 on page 13 of this Schedule 13D), entered into in connection with the proposed acquisition of all of the outstanding shares of Orion Pictures Corporation, a wholly owned subsidiary of Metromedia International Group, Inc. Any such beneficial ownership is expressly denied by the reporting person or entity.

 (2)     Solely in its capacity as stockholder of P&F Acquisition Corp.

                                      13D


CUSIP NO. 591695-10-1                                         PAGE 6 OF 18 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Seven Network International Ltd.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New South Wales, Australia
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          16,473,629(1)(2)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,473,629(1)(2)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.9% (based on 66,157,971 shares of Common Stock outstanding
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------


 (1) No shares of Metromedia International Group, Inc. have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person or entity may be deemed to have beneficial ownership of the shares reported herein pursuant to a stockholders agreement (as described in the Introduction on pages 9 and 10 and Items 3 and 4 on page 13 of this Schedule 13D), entered into in connection with the proposed acquisition of all of the outstanding shares of Orion Pictures Corporation, a wholly owned subsidiary of Metromedia International Group, Inc. Any such beneficial ownership is expressly denied by the reporting person or entity.

 (2)     Solely in its capacity as sole stockholder of Miltonstar Pty. Limited.

                                      13D


CUSIP NO. 591695-10-1                                         PAGE 7 OF 18 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Seven Network Ltd.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New South Wales, Australia
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          16,473,629(1)(2)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,473,629(1)(2)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.9% (based on 66,157,971 shares of Common Stock outstanding
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------


 (1) No shares of Metromedia International Group, Inc. have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person or entity may be deemed to have beneficial ownership of the shares reported herein pursuant to a stockholders agreement (as described in the Introduction on pages 9 and 10 and Items 3 and 4 on page 13 of this Schedule 13D), entered into in connection with the proposed acquisition of all of the outstanding shares of Orion Pictures Corporation, a wholly owned subsidiary of Metromedia International Group, Inc. Any such beneficial ownership is expressly denied by the reporting person or entity.

 (2)     Solely in its capacity as stockholder of Seven Network International
         Ltd.

                                      13D


CUSIP NO. 591695-10-1                                         PAGE 8 OF 18 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Kerry M. Stokes
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          16,473,629(1)(2)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,473,629(1)(2)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.9% (based on 66,157,971 shares of Common Stock outstanding
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------


 (1) No shares of Metromedia International Group, Inc. have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person or entity may be deemed to have beneficial ownership of the shares reported herein pursuant to a stockholders agreement (as described in the Introduction on pages 9 and 10 and Items 3 and 4 on page 13 of this Schedule 13D), entered into in connection with the proposed acquisition of all of the outstanding shares of Orion Pictures Corporation, a wholly owned subsidiary of Metromedia International Group, Inc. Any such beneficial ownership is expressly denied by the reporting person or entity.

 (2) Solely in his capacity as Chairman of the Board and indirect stockholder of Seven Network Ltd.

CUSIP NO. 591695-10-1                                              PAGE 9 OF 18

Introduction

        No shares of Metromedia International Group, Inc., a Delaware corporation (the "Issuer"), have been purchased directly or indirectly by any of the reporting persons. The reporting persons are making this filing solely because such persons may be deemed to have beneficial ownership of the shares reported herein pursuant to the Stockholders Agreement (as defined below).

        On April 27, 1997, the Issuer, Orion Pictures Corporation, a Delaware corporation and a wholly owned subsidiary of the Issuer ("Orion"), and P&F Acquisition Corp., a Delaware corporation ("P&F"), entered into a Letter of Intent dated as of April 27, 1997, in the form attached as Exhibit 99.1 (the "Letter of Intent"), providing for the proposed acquisition of all of the outstanding shares of Orion by P&F.

        Pursuant to the Letter of Intent, the Issuer, Orion and P&F agreed subject to, among other things, the approval of the Board of Directors of the Issuer, to enter into a Stock Purchase Agreement, substantially in the form attached as an exhibit to the Letter of Intent (the "Stock Purchase Agreement"). On May 2, 1997, the Stock Purchase Agreement was executed, in the form attached as Exhibit 99.2. Capitalized terms used in this Schedule 13D without definition have the meanings given to them in the Stock Purchase Agreement. Under the terms of the Stock Purchase Agreement, P&F proposes to acquire Orion and each of its direct and indirect subsidiaries (other than Landmark Theater Group and its subsidiaries, collectively, "Landmark") in exchange for the payment of an aggregate purchase price of $573 million in cash, less certain adjustments in connection with certain of Orion's outstanding debt and any interest accrued thereon.

        Completion of the above described acquisition of Orion is subject to a number of conditions, including approval of the Stock Purchase Agreement by the holders of the common stock (the "Common Stock") of the Issuer. In connection therewith, the Issuer, P&F and certain stockholders of the Issuer (each a "Stockholder" and, collectively, the "Stockholders") have entered into a Stockholders Agreement dated April 27, 1997, in the form attached as Exhibit
99.3 (the "Stockholders Agreement"), whereby each Stockholder has agreed that at any meeting of the holders of the Common Stock, or in connection with any written consent of the holders of Common Stock, such Stockholder shall vote or cause to be voted the shares held of record or beneficially owned by such Stockholder (i) in favor of approval of the Stock Purchase Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer or Orion under the Stock Purchase Agreement; and (iii) except as permitted by the Stock Purchase Agreement or as otherwise agreed to in writing in advance by P&F, against the following actions (other than the transactions contemplated by the Stock Purchase Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Orion or any of its subsidiaries; (B) a sale, lease, license, transfer or disposition of any assets outside the ordinary course of business or any which in the aggregate are material to Orion and its subsidiaries (other than Landmark) taken as a whole, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or Orion; (C) (1) any change in a majority of the persons who constitute the board of directors of the Issuer; (2) any change in the present capitalization of Orion or any of its Subsidiaries or any amendment of the certificate of incorporation or by-laws of Orion or any of its subsidiaries; (3) any other material change in the corporate structure or business of Orion or any of its subsidiaries; or (4) any other action which, in the case of each of the matters referred to in clauses C (1), (2), (3) or (4) is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the transactions contemplated by the Stock Purchase Agreement.

        Each Stockholder further agreed (i) to immediately cease any existing discussions or negotiations, if any, with any parties with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, Orion or its subsidiaries (other than Landmark) or any business combination with Orion or its subsidiaries (other than Landmark), in such Stockholder's capacity as such, and (ii) from and after the date of the Stockholders Agreement until termination of the Stock Purchase Agreement, unless and until the Issuer is permitted to take such actions under Section 5.08 of the Stock Purchase Agreement, to not, in such capacity, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing nonpublic information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any such transaction or acquisition, or agree to or endorse any such transaction or acquisition, or authorize or permit any of such

CUSIP NO. 591695-10-1                                             PAGE 10 OF 18

Stockholder's directors, officers, stockholders, employees or agents to do so, and such Stockholder shall promptly notify P&F of any proposal and shall provide a copy of any such written proposal and a summary of any oral proposal to P&F immediately after receipt thereof (and shall specify the material terms and conditions of such proposal and identify the person making such proposal) and thereafter keep P&F promptly advised of any development with respect thereto.

        In addition, each Stockholder agreed not to, directly or indirectly, (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Stockholder's Common Stock or any interest therein; (ii) grant any proxies or powers of attorney with respect to the subject matter of the Stockholders Agreement, deposit any shares of Common Stock into a voting trust or enter into a voting agreement with respect to any shares of Common Stock; or (iii) take any action that would make any representation or warranty of such Stockholder contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing his or its obligations under the Stockholders Agreement.

        The Stockholders Agreement terminates upon the later of (a)
September 30, 1997, or (b) ninety days after the date of the meeting of the Issuer's stockholders held for the purpose of approving and adopting the Stock Purchase Agreement and the transactions contemplated thereby (provided that, if no such meeting is held prior to September 30, 1997, the covenants and agreements contained therein with respect to the Common Stock terminates on September 30, 1997).

        Subsequent to the date of the Stockholders Agreement, the Stockholders, as a group, acquired additional shares of Common Stock. Under the terms of the Stockholders Agreement, these additional shares and any shares acquired by the Stockholders in the future, shall be subject to the terms of the Stockholders Agreement.

        The description of the transactions summarized above are qualified in their entirety by reference to the Exhibits attached hereto.

Item 1. Security and Issuer

        The class of securities to which this Schedule 13D relates is the Common Stock, $1.00 par value (defined above as the "Common Stock"), of Metromedia International Group, Inc., a Delaware corporation (defined above as the "Issuer"), whose principal executive offices are located at One Meadowlands Plaza, East Rutherford, New Jersey, 07073-2137.

Item 2. Identity and Background

        (a)-(c), (f)  REPORTING PERSONS

        P&F Acquisition Corp. is a Delaware corporation (defined above as "P&F"). P&F's principal business is that of a holding company of Metro-Goldwyn-Mayer Inc., a Delaware corporation ("MGM"), and its principal office and principal business address is 2500 Broadway Street, Santa Monica, California, 90404.

        Approximately fifty percent of the outstanding common shares of P&F are owned by Tracinda Corporation, a Nevada corporation ("Tracinda"). Tracinda's principal business is that of making investments and its principal office and principal business address is 4835 Koval Avenue, Las Vegas, Nevada, 89109. Tracinda is wholly owned by Kirk Kerkorian.

        Kirk Kerkorian is a Director of P&F, the sole Director of Tracinda and a citizen of the United States. Mr. Kerkorian's principal business address is 4835 Koval Lane, Las Vegas, Nevada, 89109, and his principal occupation is serving as Chief Executive Officer of Tracinda.

        Approximately fifty percent of the outstanding common shares of P&F are owned by Miltonstar Pty. Limited, an Australian entity ("Miltonstar"). Miltonstar's principal business is

CUSIP NO. 591695-10-1                                             PAGE 11 OF 18


the investment in broadcast television and other media and its principal office and principal business address is Mobbs Lane, Epping NSW 212, Australia.

        All of the outstanding shares of Miltonstar are owned by Seven Network International Ltd., an Australian entity ("Seven International Network"). Seven International Network's principal business is the investment in broadcast television and other media and its principal office and principal business address is Mobbs Lane, Epping NSW 212, Australia.

        All of the outstanding shares of Seven International Network are owned by Seven Network Ltd., an Australian entity ("Seven Network"). Seven Network's principal business is the operation of commercial television stations and its principal office and principal business address is Mobbs Lane, Epping NSW 212, Australia. Seven Network is a public company.

        Kerry M. Stokes is a Director of P&F and a citizen of Australia. Mr. Stokes' principal business address is 3rd Floor, 30 Kings Park Road, West Perth, WA 6005, Australia and his principal occupation is serving as Chairman of Australian Capital Equity (Management) Pty. Limited, a management services company.

        Due to the respective direct and/or indirect ownership of P&F, Tracinda, Miltonstar, Seven Network International and/or Seven Network, each of Tracinda, Mr. Kerkorian, Miltonstar, Seven Network International, Seven Network and Mr. Stokes may be deemed the beneficial owner of any Common Stock which may be deemed to be beneficially owned by P&F. Pursuant to an Agreement with Respect to Joint Filing, in the form attached as Exhibit 99.4, this Schedule 13D has been jointly filed on behalf of P&F, Tracinda, Mr. Kerkorian, Miltonstar, Seven Network International, Seven Network and Mr. Stokes. However, pursuant to Rule 13d-4, P&F, Tracinda, Mr. Kerkorian, Miltonstar, Seven Network International, Seven Network and Mr. Stokes expressly declare that the filing of this Schedule 13D shall not be construed as an admission that P&F, Tracinda, Mr. Kerkorian, Miltonstar, Seven Network International, Seven Network or Mr. Stokes, respectively, are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13D. Each of the persons or entities reporting herein disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock. Each of the persons and entities reporting herein disclaims membership in any group with respect to the Common Stock, by virtue of P&F's execution of the Stockholders Agreement or otherwise.

        P&F -

        Kirk Kerkorian - See description above.

        Kerry M. Stokes - See description above.

        Frank G. Mancuso is the Chairman of the Board of Directors of P&F and a citizen of the United States. Mr. Mancuso's principal business address is 2500 Broadway Street, Santa Monica, California, 90404, and his principal occupation is serving as Chief Executive Officer of P&F and MGM.

        Jerome B. York is a Director of P&F and a citizen of the United States. Mr. York's principal business address is 4835 Koval Lane, Las Vegas, Nevada, 89109 and his principal occupation is serving as Vice Chairman of Tracinda.

        James D. Aljian is a Director of P&F and a citizen of the United States. Mr. Aljian's principal business address is 4835 Koval Lane, Las Vegas, Nevada, 89109, and his principal occupation is serving as an executive of Tracinda.

CUSIP NO. 591695-10-1                                             PAGE 12 OF 18


        Michael R. Gleason is a Director of P&F and a citizen of the United States. Mr. Gleason's principal business address is 201 Main Street, Suite 1955, Fort Worth Texas, 76102, and his principal occupation is serving as President of the general partner of Culmen Group, L.P., a Texas limited partnership.

        A. Robert Pisano is a citizen of the United States and his principal occupation is serving as the Vice Chairman of P&F and MGM. Mr. Pisano's principal business address is 2500 Broadway Street, Santa Monica, California, 90404.

        David G. Johnson is a citizen of the United States and his principal occupation is serving as Executive Vice President and General Counsel of P&F and MGM. Mr. Johnson's principal business address is 2500 Broadway Street, Santa Monica, California, 90404.

        William Allen Jones is a citizen of the United States and his principal occupation is serving as Executive Vice President - Corporate Affairs and Secretary of P&F and MGM. Mr. Jones' principal business address is 2500 Broadway Street, Santa Monica, California, 90404.

        Charles Cohen is a citizen of the United States and his principal occupation is serving as Executive Vice President - Finance and Corporate Development of P&F and MGM. Mr. Cohen's principal business address is 2500 Broadway Street, Santa Monica, California, 90404.

        Robert Brada is a citizen of the United States and his principal occupation is serving as Senior Vice President and Deputy General Counsel of P&F and MGM. Mr. Brada's principal business address is 2500 Broadway Street, Santa Monica, California, 90404.

        Daniel J. Rosett is a citizen of the United States and his principal occupation is serving as Senior Vice President - Financial Operations of P&F and MGM. Mr. Rosett's principal business address is 2500 Broadway Street, Santa Monica, California, 90404.

        Maria C. Angeletti is a citizen of the United States and her principal occupation is serving as Vice President - Corporate Affairs and Assistant Secretary of P&F and MGM. Ms. Angeletti's principal business address is 2500 Broadway Street, Santa Monica, California, 90404.

        Deborah J. Arvesen is a citizen of the United States and her principal occupation is serving as Vice President - Taxes of P&F and MGM. Ms. Arvesen's principal business address is 2500 Broadway Street, Santa Monica, California, 90404.

        TRACINDA

        Kirk Kerkorian - See description above.

        Jerome B. York - See description above.

        James D. Aljian - See description above.

        Anthony L. Mandekic is a citizen of the United States and his principal occupation is serving as the Secretary and Treasurer of Tracinda. Mr. Mandekic's principal business address is 4835 Koval Lane, Las Vegas, Nevada, 89109.

CUSIP NO. 591695-10-1                                             PAGE 13 OF 18


        MILTONSTAR

        Kerry M. Stokes - See description above.

        Gary W. Rice is a citizen of Australia and his principal occupation is serving as Chief Executive Officer and Managing Director of Seven Network. Mr. Rice's principal business address is Mobbs Lane, Epping NSW 212, Australia.

        Peter G. Day is a citizen of Australia and his principal occupation is serving as Finance Director of Seven Network. Mr. Day's principal business address is Mobbs Lane, Epping NSW 212, Australia.

        Judith A. Howard is a citizen of Australia and her principal occupation is serving as the Company Secretary of Seven Network. Ms. Howard's principal business address is Mobbs Lane, Epping NSW 212, Australia.

        Philip P. Saggers is a citizen of Australia and his principal occupation is serving as the Business Affairs Director of Seven Network. Mr. Saggers' principal business address is Mobbs Lane, Epping NSW 212, Australia.

        SEVEN INTERNATIONAL NETWORK

        Gary W. Rice - See description above.

        Peter G. Day - See description above.

        Judith A. Howard - See description above.

        SEVEN NETWORK

        Kerry M. Stokes - See description above.

        Peter D. Richie is a citizen of Australia and his principal occupation is serving as the Chairman of McDonald's Australia Limited, a fast food restaurant company. Mr. Richie's principal business address is Level 3 George Patterson House, 107 Mount Street, North Sydney, NSW 2060, Australia.

        Gary W. Rice - See description above.

        Elizabeth Dulcie Boling is a citizen of Australia. Ms. Boling's principal occupation is serving as a Director of Seven Network and her principal business address is Amesbury House, 2/237 Domain Road, South Yarra, VIC 3141, Australia.

        Alan Jackson is a citizen of Australia and his principal occupation is serving as the Chairman and Chief Executive Officer of Austrim Limited, an investment firm. Mr. Jackson's principal business address is Level 4 East Tower, 608 St. Kilda Road, Melbourne, VIC 3004, Australia.

        Professor Murray C. Wells is a citizen of Australia and his principal occupation is serving as a Professor at the Graduate School of Business of the University of Sydney. Professor Murray's business address is Graduate School of Business, University of Sydney, NSW 2006, Australia.

        William G. Raynor is a citizen of Australia and his principal occupation is serving as the Executive Director of Australian Capital Equity (Management) Pty. Limited, a management services company. Mr. Raynor's business address is 3rd Floor, 30 Kings Park Road, West Perth, WA 6005, Australia.

        Peter J. T. Gammell is a citizen of Australia and his principal occupation is serving as the Managing Director of Australian Capital Equity (Management) Pty. Limited, a management services company. Mr. Gammell's business address is 3rd Floor, 30 Kings Park Road, West Perth, WA 6005, Australia.

        Judith A. Howard - See description above.

        Peter G. Day - See description above.

        Philip P. Saggers - See description above.

CUSIP NO. 591695-10-1                                             PAGE 14 OF 18


        (d) None of the persons or entities reporting herein nor, to their respective knowledge, any of the other persons or entities listed in response to
Item 2(a) or any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

        (e) None of the persons or entities reporting herein nor, to their respective knowledge, any of the other persons or entities listed in response to
Item 2(a) or any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        No shares of the Issuer's Common Stock have been purchased directly or indirectly by any of the persons or entities reporting herein. Rather, in consideration of P&F entering into the Letter of Intent and as an inducement and a condition to its entering into the Stock Purchase Agreement, P&F and the Stockholders have entered into the Stockholders Agreement, pursuant to which the Stockholders have agreed to vote their respective shares of Common Stock in favor of the sale of Orion by the Issuer and against any action which would be inconsistent with such sale (as more fully described in the Introduction on pages 9 and 10 of this Schedule 13D, which is incorporated by reference herein).

Item 4. Purpose of Transaction

        No shares of the Issuer's Common Stock have been purchased directly or indirectly by any of the persons or entities reporting herein. P&F (and, indirectly, the other persons and entities reporting herein) could be deemed to have "acquired" beneficial ownership of the shares of Common Stock to which this
Schedule 13D relates only in the sense that it and the Stockholders have entered into the Stockholders Agreement (as described in the Introduction on pages 9 and 10 and Item 3 on page 13 of this Schedule 13D, which are incorporated by reference herein) in order to facilitate the proposed acquisition of all of the outstanding shares of Orion, a wholly owned subsidiary of the Issuer, pursuant to the Stock Purchase Agreement. Each of the persons or entities reporting herein disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock. Each of the persons and entities reporting herein disclaims membership in any group with respect to the Common Stock, by virtue of P&F's execution of the Stockholders Agreement or otherwise.

        The sale of Orion by the Issuer may be deemed an extraordinary corporate transaction involving the Issuer or any of its subsidiaries (Paragraph (b) of Item 4), a sale of a material amount of assets by the Issuer (Paragraph (c) of
Item 4) or a material change in the Issuer's business or corporate structure (Paragraph (f) of Item 4).

        Paragraphs (a), (d), (e) and (g) through (j) of Item 4 are inapplicable.

        Except as disclosed in this Item 4, none of the persons or entities reporting herein nor, to their respective knowledge, any other person disclosed in response to Item 2 has any current plans or proposals which relate to or would result in any of the events described in paragraphs (a) through (j) of
Item 4.

Item 5. Interest in Securities of the Issuer

        (a) Reference is made to Items 11 and 13 on the cover page to this
Schedule 13D on pages 2 through 8 and Item 2 of this Schedule 13D on pages 10 through 13, which are incorporated by reference herein, for the aggregate number and percentage (based on information received from the Issuer) of the Common Stock which may be deemed to be

CUSIP NO. 591695-10-1                                             PAGE 15 OF 18

beneficially owned by the persons or entities reporting herein. To the respective knowledge of each of the persons or entities reporting herein, none of the persons named in Item 2, other than the persons or entities reporting herein, beneficially own any securities of the Issuer. Each of the persons or entities reporting herein disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock. Each of the persons and entities reporting herein disclaims membership in any group with respect to the Common Stock, by virtue of P&F's execution of the Stockholders Agreement or otherwise.

        (b) Reference is made to Items 7 through 10 on the cover page to this
Schedule 13D on pages 2 through 8 and Item 2 of this Schedule 13D on pages 10 through 13, which are incorporated by reference herein, for the description of the beneficial ownership of the persons and entities reporting herein.

        The Stockholders share the power to vote the Common Stock beneficially owned by the persons or entities reporting herein. The following paragraphs provide the applicable information required by Item 2 with respect to each of the Stockholders, which information is based solely on information disclosed by the Issuer in its public filings with the Securities and Exchange Commission:

        John W. Kluge is a citizen of the United States whose principal business address is One Meadowlands Plaza, East Rutherford, New Jersey, 07073-2137. Mr. Kluge's principal occupation is serving as the Chairman of the Board of Directors of the Issuer.

        Stuart Subotnick is a citizen of the United States whose principal business address is One Meadowlands Plaza, East Rutherford, New Jersey, 07073-2137. Mr. Subotnick's principal occupation is serving as Vice Chairman, President and Chief Executive Officer of the Issuer.

        Metromedia Company is a Delaware general partnership ("Metromedia Company"). Its principal business is that of providing telecommunications, hospitality and entertainment services. Its principal office and principal business address is One Meadowlands Plaza, East Rutherford, New Jersey, 07073-2137. All of the outstanding partnership interests of Metromedia Company are owned by Mr. Kluge, through a trust controlled by Mr. Kluge, and Mr. Subotnick. In addition, Mr. Kluge serves as Chairman, President and Chief Executive Officer and Mr. Subotnick serves as Executive Vice President of Metromedia Company.

        Met Telcell, Inc. is a Delaware corporation ("Met Telcell"). Its principal business is that of a holding company of the Issuer's Common Stock. Its principal office and principal business address is One Meadowlands Plaza, East Rutherford, New Jersey, 07073-2137. All of the outstanding shares of Met Telcell are owned by Mr. Kluge and Mr. Subotnick. In addition, Mr. Kluge serves as Chairman, President and Chief Executive Officer and Mr. Subotnick serves as Executive Vice President of Met Telcell.

        To the respective knowledge of each of the persons or entities reporting herein, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

        To the respective knowledge of each of the persons or entities reporting herein, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

        (c) None of the persons or entities reporting herein nor, to their respective knowledge, any of the persons or entities named in response to Item 5(a) has effected any transactions in the Issuer's Common Stock during the past 60 days, except as set forth herein.

CUSIP NO. 591695-10-1                                             PAGE 16 OF 18


        (d) To the respective knowledge of each of the persons or entities reporting herein, only the Stockholders have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer beneficially owned by the persons or entities reporting herein.

        (e) Paragraph (e) of Item 5 is inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Reference is made to the Introduction on pages 9 and 10 and Item 7 on page 15 of this Schedule 13D, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

        The following exhibits are attached to this Schedule 13D:

        Exhibit 99.1- Letter of Intent dated as of April 27, 1997 by and among the Issuer, Orion and P&F.

        Exhibit 99.2- Stock Purchase Agreement dated May 2, 1997 by and among the Issuer, Orion and P&F.

        Exhibit 99.3- Stockholders Agreement dated April 27, 1997 by and among the Issuer, P&F and the Stockholders.

        Exhibit 99.4-  Agreement with Respect to Joint Filing dated as of May 7,
                       1997.

CUSIP NO. 591695-10-1                                             PAGE 17 OF 18


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 1997

                                   P&F ACQUISITION CORP., a Delaware corporation



                                   By:  /s/ Robert Brada
                                      ---------------------------------
                                   Its: Sr. Vice President
                                       --------------------------------

                                   TRACINDA CORPORATION, a Nevada corporation



                                   By:  /s/ Anthony Mandekic
                                      ---------------------------------
                                   Its: Secretary and Treasurer
                                       --------------------------------



                                   /s/Kirk Kerkorian
                                   ------------------------------------
                                   KIRK KERKORIAN


                                   MILTONSTAR PTY. LIMITED, an Australian
                                   company



                                   By: /s/ Judith Howard
                                      ---------------------------------
                                   Its: Director
                                       --------------------------------


                                   SEVEN NETWORK INTERNATIONAL LTD.,
                                   an Australian company


                                   By: /s/ Judith Howard
                                      ---------------------------------
                                   Its: Director
                                       --------------------------------


                                   SEVEN NETWORK LTD., an Australian company



                                   By:/s/ Kerry M. Stokes
                                      ---------------------------------
                                   Its:   Chairman
                                       --------------------------------



                                   /s/Kerry M. Stokes
                                   ------------------------------------
                                   KERRY M. STOKES

CUSIP NO. 591695-10-1                                             PAGE 18 OF 18


                                  Exhibit Index

         Exhibit
         Number        Exhibit
         --------      ---------------------------------------------------------------


           99.1        Letter of Intent  dated as of April 27,  1997 by and among the
                       Issuer, Orion and P&F.


           99.2        Stock  Purchase  Agreement  dated May 2, 1997 by and among the
                       Issuer, Orion and P&F.


           99.3        Stockholders  Agreement  dated April 27, 1997 by and among the
                       Issuer, P&F and the Stockholders.


           99.4        Agreement with Respect to Joint Filing dated as of May 7, 1997